May 9, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4561

Attention:                                         Gary Todd

Kristin Lochhead

Jay Mumford

Tim Buchmiller

Re:                             Atmel Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 28, 2012
File No. 000-19032

Ladies and Gentlemen:

Atmel Corporation (“Atmel” or the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 2, 2012, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2011 (the “2011 Form 10-K”) filed with the Commission on February 28, 2012.

In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with the Company’s response.

Form 10-K for the fiscal year ended December 31, 2011

Financial Statements

Note 1. Summary of Significant Accounting Policies, page 70

Out of Period Adjustments, page 70

1.            Please tell us the underlying reasons why you reversed test and assembly subcontractor accruals for $6.9 million in the second quarter of 2011.   Explain if this was the result of an error or a refinement in judgments.   Please also explain the error, which resulted in excess depreciation for certain fixed assets, that was also corrected in the second quarter of 2011.  We see from the quarterly data on page 118 that the correction of the errors increased net income by $8.6 million or 9% of net income for the quarter ended June 30, 2011.  Please provide us with your materiality analysis under SAB Topic 1M.

Atmel Corporation   •   2325 Orchard Parkway   •   San Jose   •   CA   •   95131   •   USA
Tel:  408-441-0311   •   Fax: 408-436-4200   •   www.atmel.com

Test and Assembly.

We respectfully advise the Staff that the out of period adjustment related to test and assembly subcontractor accruals for $6.9 million, which the Company does not believe was material from a quantitative or qualitative perspective, was the result of an error, not a change or refinement of judgments.

The Company outsources a significant portion of its test and assembly functions to subcontractors, primarily in Asia. The Company records an accrual for subcontractor services as production lots are completed, which is reversed when the invoices are received and matched against the related accrual. In the course of its review procedures in Q2 2011, the Company identified accruals that had been paid previously.

Excess Depreciation.

The error for excess depreciation expense of $1.7 million, which the Company also does not believe was material from a quantitative or qualitative perspective, is related to the Company’s fixed assets in Rousset, France.  There was no change or refinement of judgments with respect to this matter.

In connection with the Company’s June 2010 sale of its wafer fabrication facility in Rousset, certain fixed assets that were previously classified as “held for sale” were subsequently reclassified to “held and used,” as the Company decided not to sell these fixed assets to the buyer.  These retained assets continue to be used in the Company’s on-going operations.  In connection with this reclassification, the Company assessed the fair value of these assets retained and concluded that the fair value of the assets was lower than its carrying value less depreciation expense that would have been recognized had the assets been continuously classified as “held and used”.   Therefore, the Company recorded an asset impairment charge of $11.9 million in Q2 2010 with respect to these assets.  The error for excess depreciation arose from the Company depreciating these “held and used” assets based on its original book value instead of the post-impairment value.

Effect of Adjustments.

The impact to Q2 2011 net income of $8.6 million as disclosed in the 2011 Form 10-K was the pretax amount (this amount was incorrectly disclosed as a net income item in the 2011 Form 10-K).  The amount net of tax was $8.0 million.

The Company considers qualitative and quantitative factors when analyzing misstatements for materiality. The Company analyzes materiality for individual misstatements and the aggregate of all misstatements recorded in a given period.

The impact of the out of period adjustments to net income (loss) by quarter is as follows, none of which the Company believed, individually or in the aggregate, were material:

The net errors in each of the four quarters of 2010 were less than 3% of net income.  The cumulative error for fiscal 2010 was less than 2% of net income.  The error for Q1 2011 was 2.6% of net income.  The correction of the cumulative errors related to 2010 and Q1 2011 resulted in an out of period adjustment of $8 million (net of tax) in Q2 2011 that represented 8.8% of net income.  Those cumulative errors were corrected in the Company’s financial statements for the period ended June 30, 2011.  None of the errors, as noted in the table above, had a material effect on the Company’s earnings per share (EPS).

In addition to the foregoing quantitative analysis, the Company applied the guidance contained in SAB Topic 1M and concluded that the out of period adjustments noted above were not material to Q2 2011 results due to the following qualitative factors:

•                  The adjustments did not change the Company’s financial results from a loss to income (or vice-versa) for any of the periods impacted.

•                  The adjustments did not mask a change in the Company’s earnings trends.  There are no material changes to diluted EPS for any of the periods impacted by the adjustments.

•                  The adjustments did not cause the Company to meet published analyst’s consensus EPS expectations.  Q2 2011 diluted EPS would have been $0.18, compared to $0.19 as reported.  Consensus EPS was $0.18 for Q2 2011.

•                  The adjustments did not affect the Company’s compliance with regulatory requirements or its compliance with loan covenants or other contractual requirements.

•                  The adjustments did not involve any concealment of unlawful transactions.

•                  The adjustments did not affect management compensation.

•                  The adjustments did not uniquely affect any of the Company’s segments.

•                  The Company believes that its disclosure with respect to these matters was fully transparent, disclosing the adjustments in its Form 10-Q and 10-K filings and recording all these adjustments through its June 30, 2011 financial results. The Company believes that its disclosure enabled investors to fully and fairly review and assess any potential effect of the errors on the Company’s financial statements and performance.

Note 14. Operating and Geographical Segments, page 105

2.              We note that you do not provide quantitative information about products and service in this footnote. Please tell us how you considered the guidance in FASB ASC 280-10-50-40 in assessing whether you should provide disclosure of revenues from external customers for each product and service (or each group of similar products and services) unless it is impracticable to do so.  If it is impracticable, you should disclose the fact.

We respectfully advise the Staff that the Company’s revenue from external customers is derived from the sale of semiconductor integrated circuit products (more than 5,000 different products), which we have concluded to constitute a group of similar products.  While the Company derives some revenue from licensing arrangements, that revenue is not material as it represents less than 1% of the Company’s total net revenue in 2011. The Company does not derive material revenue from any other sources.  Revenue from licensing arrangements is included in net revenue from semiconductor integrated circuit products for the purpose of complying with FASB ASC 280-10-50-40.  The Company will include additional discussion in future Form 10-K filings to clarify this matter.

The Company acknowledges the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *  *  *

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to Jamie Samath, Chief Accounting Officer, at (408) 487-2650 or myself at (408) 436-4360.  In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention at (408) 487-2517.  Thank you for your assistance.

Sincerely,

ATMEL CORPORATION

/s/ Stephen Cumming

Stephen Cumming
Chief Financial Officer

cc:	Scott Wornow, Sr. VP, CLO, Atmel Corporation
Larry Bello, KPMG